SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549
                    _________________________

                             FORM 8-A

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                       LSB INDUSTRIES, INC
      _____________________________________________________
      (Exact name of registrant as specified in its charter)




               Delaware                        73-1015226
 ______________________________________       ___________________
(State of incorporation or organization        (IRS Employer
                                               Identification No.)


16 South Pennsylvania, Oklahoma City, Oklahoma       73107
________________________________________________________________
(Address of principal executive offices)           (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


    Title of each class          Name of each exchange on which
    to be so registered          each class is to be registered
    _______________________      ______________________________

    Renewed Preferred Share       New York Stock Exchange, Inc.
    Purchase Rights with
    respect to Common Stock



Securities to be registered pursuant to Section 12(g) of the Act:

                               None
   ____________________________________________________________
                         (Title of Class)

Item 1.  Description of Securities To Be Registered.
         __________________________________________

    On January 5, 1999, the Board of Directors of LSB Industries, Inc. (the "Company") extended its existing Rights Agreement, dated as of February 17, 1989, between the Company and Bank One, N.A. (f/k/a The Liberty Bank & Trust Company of Oklahoma City) (the "Original Rights Agreement"), by adopting a Renewed Rights Agreement between the Company and Bank One, N.A., as rights agent (the "Renewed Rights Agreement"). The Original Rights Agreement is scheduled to terminate pursuant to its terms on February 27, 1999. As discussed below, the Renewed Rights Agreement is substantially similar to the Original Rights Agreement with certain exceptions.

    Pursuant to the Renewed Rights Agreement, the Company has declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.10 per share, of the Company which is outstanding on February 27, 1999, the expiration date of the Original Rights Agreement (the "Record Date"), and authorized the issuance of one Right for each share of common stock of the Company that shall become outstanding between the Record Date and the Distribution Date (as defined in the Renewed Rights Agreement), unless the Rights are redeemed, exchanged or expire prior to the Distribution Date. The Rights will expire on January 6, 2009 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company.

    The complete description of the terms of the Rights is set forth in the Renewed Rights Agreement. Capitalized terms used and not defined herein will have the respective meanings described to such terms in the Renewed Rights Agreement. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series 3 Participating Class C Preferred Stock, no par value (the "Preferred Shares"), of the Company, at a price of $20 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. Under the Original Rights Agreement, the purchase price was $14 per one one-hundredth of a Preferred Share.

    Until the earlier to occur of (a) 10 days following a public announcement that any individual, firm, corporation or entity (individually called "Person" and collectively called "Persons") or group of affiliated or associated Persons, except Excluded Persons
(as defined below) have acquired beneficial ownership of 20% or more of the outstanding shares of the Company's common stock (an "Acquiring Person") other than as a result of a Permitted Offer (as defined below), or (b) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or public announcement of an intention to commence (which intention to commence remains in effect for five business days after such announcement), a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by any Person or group (other than by Excluded Persons) of 20% or more of such outstanding shares of the Company's common stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any Company common stock certificates outstanding as of the Record Date, by such common stock certificate. Notwithstanding the foregoing, if the Board of Directors of the Company determines, in good faith, that a Person who would otherwise be an "Acquiring Person" becomes such inadvertently, and such Person divests, within ten business days from the date of such determination by the Board of Directors of the Company, a sufficient number of the shares of the Company's common stock so that such Person would no longer be an "Acquiring Person," then such Person will not be considered an "Acquiring Person." An "Acquiring Person" does not include (a) the Company, any subsidiary of the Company, any employee benefit plan of the Company or subsidiary of the Company or any entity holding shares of the Company's common stock of the Company for or pursuant to the terms of any such plan, or (b) (i) Jack E. Golsen ("Golsen"); (ii) the spouse and children of Golsen; (iii) spouses and children of Golsen's children; (iv) the estate, executor, administrator, guardian, or custodian for (collectively the "estates") any of the persons described in (b)(i), (ii), and (iii) above; (v) any corporation, partnership, trust or other entity of which at least
80% of the voting stock or equity interest (or as to trusts, presumptive interest in principal and income) is beneficially owned by persons described in (b)(i), (ii), (iii) and in (iv) above, and
(vi) certain other affiliates or associates of the persons described in (i), (ii), (iii), (iv), and (v) above. The persons referred to in (a) and (b) of this paragraph are sometimes collectively referred to as "Excluded Persons"). Any rights that are or were acquired or beneficially owned by an Acquiring Person shall be void and any holder of such Rights shall thereafter have no right to exercise such Rights. The beneficial ownership thresholds described above were 30% under the Original Rights Agreement, rather than 20% as provided in the Renewed Rights Agreement.

    The Rights provide that, until the Distribution Date, the Rights will be transferred with and only with the shares of the Company's common stock. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Company common stock certificates issued after the Record Date upon transfer or new issuance of shares of the Company's common stock will contain a notation incorporating the Rights by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for shares of the Company's common stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the shares of the Company's common stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the shares of the Company's common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

    The Rights are not exercisable until the Distribution Date.
The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (a) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (b) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (c) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the shares of the Company's common stock, or a stock dividend on the shares of the Company's common stock payable in shares of the Company's common stock, or subdivisions, consolidation or combinations of the shares of the Company's common stock occurring, in any such case, prior to the Distribution Date.

    Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for the purpose, a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of the Company's common stock. Dividends on the Preferred Shares shall be cumulative. Accrued, but unpaid, dividends on the Preferred Shares shall not bear interest. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of the Company's common stock. In the event of any merger, consolidation or other transaction in which shares of the Company's common stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of the Company's common stock. These rights are protected by customary antidilution provisions. Each Preferred Share will have 100 votes on all matters submitted to a vote of the stockholders of the Corporation, voting together with the shares of the Company's common stock.

    Because of the nature of the Preferred Shares' dividend and liquidation rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate, to some degree, the value of one share of the Company's common stock.

    If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, which shall be void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. If (a) any person becomes an Acquiring Person or (b) during such time as there is an Acquiring Person, there shall be any reclassification of securities or recapitalization or reorganization of the Company or other transaction or series of transactions which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person, proper provisions shall be made so that each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which are void) will thereafter have the right to receive upon exercise that number of shares of the Company's common stock having a market value of two
times the exercise price of the Right.   A merger or other
combination would not trigger the forgoing rights if such transaction is consummated with a person or group who acquired shares of the Company's common stock pursuant to a Permitted Offer (as defined below), the price per share of the Company's common stock paid to all holders of the shares of the Company's common stock is not less than the price per share of the Company's common stock pursuant to the Permitted Offer, and the form of consideration offered in such transaction is the same as the form of consideration paid pursuant to the Permitted Offer. A "Permitted Offer" is a tender or exchange offer for all shares of the Company's common stock at a price and on terms that a majority of the Board of Directors, who are not officers of the Company and who are not Acquiring Persons or affiliates, associates or representatives of an Acquiring Person, deem adequate (taking into account all factors that the Board of Directors deem relevant) and in the best interest of the Company and its stockholders (other than the person or any affiliate or associate of such person on whose behalf if the offer is made). The Permitted Offer exception was not part of the Original Rights Agreement.

    At any time after one becomes an Acquiring Person by acquiring beneficial ownership of 20% (as opposed to 30% under the Original Rights Agreement) or more of the outstanding shares of the Company's common stock and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding shares of the Company's common stock, the Board of Directors of the Company may, at its option, exchange the Rights (other than Rights owned by such Acquiring Person which are void), in whole or in part, at an exchange ratio of one share of the Company's common stock or one one-hundredth of a Preferred Share per Right (subject to adjustment).

    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts). In lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

    At any time prior to the Distribution Date or Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    The terms of the Renewed Rights Agreement and the Rights may be amended by the Company without the consent of the holders of the Rights, in order to cure any ambiguity, to correct or supplement any provision contained therein which may be defective or inconsistent with any other provisions contained therein, or to make any other changes or amendments to the provisions contained therein which the Company may deem necessary or desirable (including, but not limited to, an amendment to lower the threshold for exercisability of the Rights from 20% to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding shares of the Company's common stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons (other than the Excluded Persons) and (ii) 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person or any affiliate or associate of the Acquiring Person). No amendment to the Renewed Rights Agreement or the Rights shall be made which changes the redemption price or the number of Preferred Shares or shares of the Company's common stock for which a Right is exercisable or exchangeable.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

    The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since
(a) such transaction may satisfy the Permitted Offer exception to the definition of Acquiring Person or (b) the Rights may be redeemed by the Company at $.01 per Right prior to the time that a Person or group has acquired beneficial ownership of 20% or more of the shares of the Company's common stock.

     The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is an Exhibit to this Registration
Statement and is incorporated in this summary description by reference.

Item 2.  Exhibits.
         ________

     1. Renewed Rights Agreement, dated January 6, 1999, between LSB Industries, Inc. and Bank One, NA has been filed as an Exhibit to Form 8-K filed by the Company with the Securities and Exchange Commission on January 27, 1999, and is incorporated herein by reference.

     2. Certificate of Designations relating to the Series 3 Participating Class C Preferred Stock has been filed as an Exhibit to Form 8-K filed by the Company with the Securities and Exchange Commission on January 27, 1999, and is incorporated herein by reference.



                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 27, 1999.

                              LSB INDUSTRIES, INC.



                              By: /s/ Heidi L. Brown
                                 ________________________________
                                 Heidi L. Brown,
                                 Vice President-Managing Counsel